FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2008

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “John Patterson to retire from AstraZeneca”, dated 4 November 2008.

2.	Press release entitled, “Crestor demonstrates dramatic CV risk reduction in a large statin outcomes study”, dated 10 November 2008.

3.	Press release entitled, “Seroquel XR and Seroquel approved in Europe for new indications for the treatment of bipolar disorder“, dated 13 November 2008.

4.	Press release entitled, “AstraZeneca enters agreement for authorized generic Pulmicort Respules”, dated 19 November 2008.

5.	Press release entitled, “FDA responds to AstraZeneca’s citizen petition – FDA also grants approval for a generic version of Pulmicort Respules”, dated 19 November 2008.

6.	Press release entitled, “Phase III studies show that Vandetanib (ZACTIMA) brings clinical benefits to patients with lung cancer”, dated 19 November 2008.

7.	Press release entitled, “AstraZeneca granted temporary restraining order in Pulmicort Respules patent litigation”, dated 20 November 2008.

8.	Press release entitled, “AstraZeneca provides update on agreement with Abraxis Bioscience for co-promotion of Abraxane in the US”, dated 25 November 2008.

9.	Press release entitled, “AstraZeneca settles US Pulmicort patent litigation with Teva”, dated 26 November 2008.

10.	Press release entitled, “MedImmune receives FDA complete response letter on Motavizumab”, dated 28 November 2008.

11.	Press release entitled, “Transparency Directive – Voting Rights and Capital”, dated 28 November 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 3 December 2008	By:	/s/ Justin Hoskins
		Name:	Justin Hoskins
		Title:	Deputy Company Secretary

Item 1

JOHN PATTERSON TO RETIRE FROM ASTRAZENECA

AstraZeneca today announced that John Patterson, Executive Director, Development will retire from the company in March 2009.

Anders Ekblom is appointed to the role of Executive Vice President, Development with effect from 1 January 2009, when he will also join AstraZeneca’s Senior Executive Team.  He is currently Vice President and Head of Global Clinical Development at AstraZeneca.

Anders will assume full management responsibility for the Development organisation at the end of January when John steps down from his operational position.  John will retire from the Board of AstraZeneca PLC on 31 March 2009.

AstraZeneca Chief Executive Officer, David Brennan commented: “John has made an important and lasting contribution to the business over the course of his career with AZ. Under his leadership, the productivity and efficiency of AstraZeneca’s drug development has improved significantly; we now have the largest pipeline in our history and a clear focus on what is required to deliver it.

“I’m delighted to welcome Anders to our Senior Executive Team. He brings strong leadership and valuable experience to the role, having worked in both Discovery and Development, most recently leading substantial improvements in Clinical Development.”

NOTES TO EDITORS

John Patterson CBE
John joined ICI Pharmaceuticals in 1975 and for five years was responsible for the clinical development of breast cancer treatment, tamoxifen. He took various leadership roles in Clinical Research in the UK, Germany and the US before being appointed Medical Director. His subsequent roles have included head of Europe and then the International Sales and Marketing Organisation (ISMO) for Zeneca. At the formation of AstraZeneca he became Executive Vice President, Product Strategy & Licensing and, later, Business Development. In December 2004 John was appointed to the main AstraZeneca Board as Executive Director responsible for Development.

John is a Fellow of the Royal College of Physicians and the Academy for Medical Science. He is a Director of the British Pharmaceutical Group and a non-executive director at Cobham PLC. He is a former President of the Association of the British Pharmaceutical Industry.

Anders Ekblom
Anders joined Astra in 1993 from the Karolinska Institutet and Karolinska Hospital in Stockholm, where he was a senior lecturer and Director for the Perianesthetic Unit.  His previous roles at AstraZeneca have included: Vice President of Strategy, Portfolio and Alliances; Head of Respiratory and Inflammation; Head of Pain Control.  Most recently he has been responsible for Global Clinical Development, the largest single function in R&D, operating across drug development and life cycle management.  In this role he has led initiatives to increase the quality and speed of clinical development, while reducing cost, improving productivity and cutting cycle times.

Anders is a Director of the board of Albireo Ltd.  He is an Associate Professor of Physiology at the Karolinska Institutet, a medical doctor board certified in Anesthesiology and Intensive Care, and a doctor of dental surgery.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.  For more Information visit www.astrazeneca.com

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

4 November 2008

- ENDS -

Item 2

CRESTOR DEMONSTRATES DRAMATIC CV RISK REDUCTION IN A LARGE STATIN OUTCOMES STUDY

New data from the JUPITER study demonstrated that CRESTOR (rosuvastatin calcium) 20 mg significantly reduced major cardiovascular (CV) events (defined in this study as the combined risk of myocardial infarction, stroke, arterial revascularization, hospitalization for unstable angina, or death from CV causes) by a dramatic 44% compared to placebo (p<0.001) among men and women with elevated hsCRP but low to normal cholesterol levels.

Results also showed that for patients in the trial taking rosuvastatin:
▪	the combined risk of heart attack, stroke or CV death was reduced by nearly half (47%, p<0.001).
▪	risk of heart attack was cut by more than half (54%, p<0.001).
▪	risk of stroke was cut by nearly half (48%, p=0.002).
▪	total mortality was significantly reduced by 20% (p=0.02).

These results were accompanied by a median LDL-C reduction of 50% (p<0.001) resulting in an on-treatment median LDL-C of 55 mg/dL.

On the basis of the data, if the results are projected over a period of 5 years, 25 patients would need to be treated to prevent one major cardiovascular event (NNT=25).

The JUPITER results will be presented today at the American Heart Association Scientific Sessions and were simultaneously published online by the New England Journal of Medicine.

"These results provide new information about Crestor’s effects on CV risk.  The JUPITER trial confirmed that CRESTOR dramatically reduces LDL-C cholesterol levels and has now demonstrated a nearly 50% reduction in the risk of heart attack and stroke in a population of patients who had elevated hsCRP but low to normal cholesterol levels,” said Howard Hutchinson, Chief Medical Officer for AstraZeneca. "As is appropriate, the medical community, regulators, and guideline committees will now carefully consider these data and any implications for treating patients."

As previously guided, AstraZeneca expects to file a regulatory submission including the JUPITER data in the first half of 2009 and if approved, will begin promotional activities within the approved labelling.

Rosuvastatin is not indicated for the prevention of cardiovascular events. Rosuvastatin should be used according to the prescribing information, which contains recommendations for initiating and titrating therapy according to the individual patient profile. In most countries, the usual recommended starting dose of rosuvastatin is 10 mg.

Rosuvastatin 20 mg was well tolerated in nearly 9,000 patients during the course of the study. There was no difference between treatment groups for major adverse events, including cancer or myopathy. There was a small increase in physician reported diabetes consistent with data from other large placebo controlled statin trials.

About JUPITER:
JUPITER (Justification for the Use of statins in Primary prevention: an Intervention Trial Evaluating Rosuvastatin) was a long-term, randomized, double-blind, placebo-controlled, large-scale study of 17,802 patients designed to determine if rosuvastatin 20 mg decreases the risk of heart attack, stroke and other major cardiovascular events in patients with low to normal LDL-C but at increased cardiovascular risk as identified by elevated high-sensitivity C-reactive protein (hsCRP) and age. The majority of patients had at least one other risk factor including hypertension, low HDL-C, family history of premature coronary heart disease (CHD) or smoking. hsCRP is a recognized marker of inflammation which is associated with an increased risk of atherosclerotic cardiovascular events.

JUPITER is a part of AstraZeneca’s extensive GALAXY clinical trials programme, designed to address important unanswered questions in statin research. Currently, more than 69,000 patients have been recruited from 55 countries worldwide to participate in the GALAXY Programme.

About CRESTOR (ROSUVASTATIN):
Studies have previously shown that CRESTOR was the most effective statin at lowering LDL-C, had a significant effect on raising HDL-C and slowed the progression of atherosclerosis, an underlying cause of cardiovascular disease.

CRESTOR has now received regulatory approval in over 95 countries. Nearly 15 million patients have been prescribed CRESTOR worldwide. Data from clinical trials and real world use shows that the safety profile for CRESTOR is in line with other marketed statins.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.  For more Information visit www.astrazeneca.com

- Ends -

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

10 November 2008

Item 3

SEROQUEL XR and SEROQUEL approved in Europe for new indications for the treatment of bipolar disorder

AstraZeneca today announced that the once-daily formulation SEROQUEL XR (quetiapine fumarate extended release tablets) and SEROQUEL (quetiapine fumarate) have been approved under the European Mutual Recognition Procedure (MRP) for new indications in bipolar disorder. SEROQUEL XR and SEROQUEL have been approved for the treatment of major depressive episodes in bipolar disorder. Additionally, SEROQUEL XR has been licensed for moderate to severe manic episodes in bipolar disorder.

This follows the October 2008 approval of SEROQUEL XR in similar indications by the US Food and Drug Administration (FDA). As a result of these new indications for adult patients, SEROQUEL (both formulations) is currently the only atypical antipsychotic approved to treat the spectrum of mood episodes associated with bipolar disorder and the only licensed treatment for bipolar depression in the EU.  The mechanism of action of SEROQUEL, which involves both antipsychotic and antidepressant activities, may help explain its unique efficacy across the spectrum of mood episodes associated with bipolar disorder.

AstraZeneca will move forward with obtaining local approvals with the 17 Member States that take part in the Mutual Recognition Procedure.

About bipolar disorder
Bipolar disorder is a common and serious mental illness that causes dramatic and severe mood swings. Bipolar I disorder is the classic form of the disease, characterised by recurrent episodes of mania and depression. Bipolar II disorder involves one or more periods of major depression with at least one episode of mild to moderate mania (hypomania), but never full mania.  It is estimated that the worldwide prevalence of bipolar disorder is 3-5%.  Up to half of all individuals with bipolar disorder make at least one suicide attempt in their lifetime, and approximately 10–15% complete suicide. Currently, there is no licensed treatment for bipolar depression in the EU, making this approval a significant step forward for clinicians and patients.

About SEROQUEL XR and SEROQUEL
SEROQUEL XR has been approved in 43 countries for schizophrenia (including all 17 countries in the Mutual Recognition Procedure), 12 countries for bipolar mania, in 7 countries for bipolar depression, in 3 markets for bipolar maintenance, in 1 market for Major Depressive Disorder (MDD), and in 1 market for Generalised Anxiety Disorder (GAD).

A filing for SEROQUEL XR seeking approval for the treatment of MDD was made in the US in February this year with the EU filing in June. In October 2008, SEROQUEL XR became the first atypical antipsychotic to be filed with the EMEA in Europe seeking approval for the treatment of GAD. A similar filing was made to the FDA in May 2008. These applications remain under review by the regulatory authorities.

Launched in 1997, it is estimated that SEROQUEL has been prescribed to more than 22 million patients worldwide*. It is approved in 92 countries for the treatment of schizophrenia,

in 88 countries for the treatment of bipolar mania, and in 30 countries including the US for the treatment of bipolar depression.

*Estimates based on IMS APLD and Prescription data.

MRP countries
AstraZeneca will move forward with obtaining local approvals for bipolar indications in the following EU Member States: Austria, Belgium, Cyprus (XR only), Denmark, Finland, Germany, Greece, Iceland, Ireland, Luxembourg, the Netherlands, Norway, Malta (XR only), Portugal, Poland (XR only), Spain and Sweden.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index. For more information please visit: www.astrazeneca.com

Media Enquiries:
Chris Sampson  +44 207 304 5130 (24 hours)
Neil McCrae  +44 207 304 5045 (24 hours)
Sarah Lindgreen  +44 207 304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt  +44 207 304 5087    mob: +44 7775 704032
Mina Blair    +44 207 304 5084    mob: +44 7718 581021
Karl Hard    +44 207 304 5322    mob: +44 7789 654364

Investor Enquiries US:
Ed Seage    +1 302 886 4065    mob: +1 302 373 1361
Jorgen Winroth    +1 212 579 0506    mob: +1 917 612 4043
Peter Vozzo (MedImmune)    +1 301 398 4358    mob: +1 301 252 7518

13 November 2008

–  ENDS  –

Item 4

ASTRAZENECA ENTERS AGREEMENT FOR AUTHORIZED GENERIC PULMICORT RESPULES

AstraZeneca today announced that it has entered into a supply and distribution agreement with Par Pharmaceutical to distribute an authorized generic version of budesonide inhalation suspension in the United States in response to the launch ‘at risk’ of a generic version of this product by Teva.  Currently, the authorized generic product will be distributed in the 0.25 mg/2 mL and 0.5 mg/2 mL dosage strengths.  Par Pharmaceutical began shipping the product today.

Additionally, AstraZeneca has filed a Temporary Restraining Order (TRO), seeking to stop Teva from launching its purported generic version of AstraZeneca’s PULMICORT RESPULES ‘at-risk’, until the ongoing patent infringement case between the parties has been adjudicated.  In October, AstraZeneca filed a preliminary injunction order with the court.  We await the court’s decision on these motions.

The ongoing patent infringement litigation brought by AstraZeneca against Teva for patent infringement will also continue, with the court case to commence on 12 January 2009.

AstraZeneca’s branded version of budesonide inhalation suspension, PULMICORT RESPULES, will continue to be available in the United States.

Despite the launch of generic competition to PULMICORT RESPULES, the company remains on track to achieve its full year targets, although it is now likely that earnings per share will be near the bottom of the $4.90 to $5.05 range communicated with the third quarter financial results. This assumes that core EPS will be negatively impacted by approximately $0.16 per share as a result of lost sales contribution, one time charges associated with stock write-offs and provisions against inventory in the pipeline, and an immediate impairment of the PULMICORT-related intangible assets recognised in March 2008 under the terms of the Merck arrangements.

As a reminder, the company’s full-year guidance reflects actual results achieved in the first nine months, combined with guidance for the fourth quarter based on the original assumptions for currency, being fourth quarter 2007 average exchange rates.

AstraZeneca has full confidence in the strength of its intellectual property rights protecting PULMICORT RESPULES and will continue to defend those rights.

PULMICORT RESPULES patients and their families should always consult with their health care professional if they have concerns about their medication.  Patients should never disrupt or change their PULMICORT RESPULES dosing without first consulting their health care professional.

About Pulmicort Respules
PULMICORT RESPULES is a preventive, maintenance asthma medicine indicated for use in children 12 months to 8 years of age in the United States.  Full-year US sales for PULMICORT in 2007 totalled $964 million, about 90 percent of which is accounted for by PULMICORT RESPULES.  Patents covering PULMICORT RESPULES expire in 2018 with paediatric exclusivity extending to 2019.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.  For more Information visit www.astrazeneca.com

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Emily Denney	+1-302-885-3451

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

19 November 2008

- ENDS -

Item 5

FDA RESPONDS TO ASTRAZENECA'S CITIZEN PETITION -- FDA ALSO GRANTS APPROVAL FOR A GENERIC VERSION OF PULMICORT RESPULES

On 18 November 2008, the US FDA responded to AstraZeneca's Citizen Petition surrounding the company's concern about the approval of any generic version of PULMICORT RESPULES® (budesonide inhalation suspension).  While the FDA agreed with some of the company's concerns, other arguments in the Citizen Petition were denied.

AstraZeneca disagrees with several elements of the FDA's decision and is considering its options to respond.

Simultaneously, the FDA has granted approval for a generic version of AstraZeneca's PULMICORT RESPULES.  The ongoing litigation brought by AstraZeneca against Teva for patent infringement continues, with the court case to commence on 12 January 2009.

AstraZeneca has full confidence in the strength of its intellectual property rights protecting PULMICORT RESPULES and will continue to vigorously defend and enforce its intellectual property.

Patents covering PULMICORT RESPULES expire in 2018 with pediatric exclusivity extending to 2019.

About Pulmicort Respules
PULMICORT RESPULES is a preventive, maintenance asthma medicine indicated for use in children 12 months to 8 years of age in the United States.  Full-year US sales for PULMICORT in 2007 totalled $964 million, about 90 percent of which is accounted for by PULMICORT RESPULES.

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

19 November 2008

- Ends -

Item 6

PHASE III STUDIES SHOW THAT VANDETANIB (ZACTIMA) BRINGS CLINICAL BENEFITS TO PATIENTS WITH LUNG CANCER

AstraZeneca today announced results from three Phase III studies of ZACTIMA (vandetanib) in combination with chemotherapy agents docetaxel (ZODIAC) and pemetrexed (ZEAL) and as monotherapy (ZEST) in non-small cell lung cancer (NSCLC).

Results from the ZODIAC and ZEAL studies showed advantages for vandetanib in combination with chemotherapy, compared to chemotherapy alone.  The addition of vandetanib to chemotherapy prolonged Progression Free Survival (PFS), the primary endpoint, which achieved statistical significance in the larger ZODIAC study, but not in the smaller ZEAL study.

Clinical benefits were seen in secondary endpoints. Both studies showed that adding vandetanib to chemotherapy significantly improved Objective Response Rate (ORR), which is a measurement of tumour shrinkage.  Additionally, positive trends in prolongation of Overall Survival (OS) were seen, although these did not reach statistical significance.

Importantly, the studies also showed that adding vandetanib to chemotherapy controlled the symptoms of lung cancer better than chemotherapy alone, allowing patients to maintain their quality of life for significantly longer.

ZODIAC is a randomised, double-blind, placebo-controlled Phase III study evaluating the combination of vandetanib 100mg with docetaxel versus docetaxel alone. The study enrolled 1391 patients previously treated with one prior anti-cancer therapy for advanced NSCLC.

ZEAL is a randomised, double-blind, placebo-controlled Phase III study evaluating the combination of vandetanib 100mg with pemetrexed versus pemetrexed alone. The study enrolled 534 patients previously treated with one prior anti-cancer therapy for advanced NSCLC.

ZEST, a randomised, double-blind, Phase III study evaluating the efficacy of vandetanib 300mg versus erlotinib 150mg, did not meet the primary objective of demonstrating a statistically significant prolongation of PFS for vandetanib. However, vandetanib and erlotinib showed equivalent efficacy for PFS and OS in a pre-planned non-inferiority analysis. The study enrolled 1240 patients with locally advanced or metastatic NSCLC after failure of at least one prior anti-cancer therapy.

The observed safety profile in these three Phase III studies was consistent with previous studies with vandetanib in NSCLC. The most common adverse events associated with vandetanib included rash, diarrhoea and hypertension.

John Patterson, Executive Director, Development, AstraZeneca commented: “Non-small cell lung cancer is a truly debilitating disease. These studies have shown that vandetanib can offer clinical benefit to patients with lung cancer by extending the time a patient can live with their cancer under control, while managing symptoms and maintaining quality of life better than chemotherapy alone.”

AstraZeneca plans to file a regulatory submission in the first half of 2009 following discussion with regulatory agencies. Full results from ZODIAC, ZEAL and ZEST will be presented at a forthcoming international medical congress.

Vandetanib is also currently being investigated in another Phase III monotherapy study in NSCLC (ZEPHYR) and in a number of other cancers, including thyroid cancer.

NOTES TO EDITORS

About vandetanib
Vandetanib has a unique profile that fights cancer through two clinically proven mechanisms – by blocking the development of tumour blood supply (anti-angiogenesis or anti-VEGFR), and by blocking the growth and survival of the tumour itself (anti-EGFR).  Vandetanib also inhibits RET-tyrosine kinase activity, an important growth driver in certain types of thyroid cancer.

About the Phase III studies
ZODIAC (ZACTIMA in cOmbination with Docetaxel In non-smAll cell lung Cancer) is a Phase III randomised, double-blind, placebo-controlled study evaluating the combination of vandetanib 100mg once daily plus docetaxel versus docetaxel alone in patients with locally advanced or metastatic NSCLC, treated with one prior anti-cancer therapy.  It enrolled 1391 patients at 250 centres throughout Europe, North America, South America and Asia Pacific.

ZEAL (ZACTIMA Efficacy with Alimta in Lung cancer) is a randomised, double-blind, placebo-controlled Phase III study evaluating the combination of vandetanib 100mg with pemetrexed versus pemetrexed alone in patients with locally advanced or metastatic NSCLC, treated with one prior anti-cancer therapy. It enrolled 534 patients at approximately 160 centres across 23 countries.

ZEST (ZACTIMA Efficacy Study versus Tarceva) is a Phase III randomised, double-blind, multi-centre study to assess the efficacy of vandetanib 300mg versus erlotinib in patients with locally advanced or metastatic NSCLC after failure of at least one prior anti-cancer therapy. It enrolled 1240 patients at approximately 171 centres across 22 countries.

ZEPHYR (ZACTIMA Efficacy trial for NSCLC Patients with HistorY of EGFR-TKI and chemo-Resistance) is a Phase III, randomised, double-blind, parallel-group, multi-centre study evaluating the efficacy of ZACTIMA 300mg plus best supportive care versus best supportive care in patients with locally advanced or metastatic (stage IIIB-IV) NSCLC after prior therapy with an EGFR inhibitor.  The study is running in approximately 170 centres across 23 countries.

About lung cancer
Over 1.35 million new cases of lung cancer are diagnosed every year and nearly 1.2 million people die as a result of this devastating disease – more than breast, colon and prostate cancer combined. Non-small cell lung cancer accounts for around 85% of all lung cancers. If lung cancer is detected at early stages, before it has spread to other organs or lymph nodes, around half of patients can survive for five years or more. However, few lung cancers are found at this early stage and it is normally diagnosed at the advanced stage, when five-year survival falls to approximately 15%.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

For more information about AstraZeneca, visit www.astrazeneca.com

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

19 November 2008

- ENDS -

Item 7

AstraZeneca granted Temporary Restraining Order in PULMICORT RESPULES patent litigation

On 19 November 2008, AstraZeneca was granted a Temporary Restraining Order (TRO) by the United States District Court for the District of New Jersey, halting sales of Teva’s budesonide inhalation suspension product, a generic version of AstraZeneca’s PULMICORT RESPULES treatment.

The TRO freezes supply of Teva’s product to prevent any future sales and requires Teva to send a letter to its customers, along with a copy of the TRO, requesting that they comply with the terms of the Court’s Order.  As part of the same ruling, AstraZeneca and its partner Par Pharmaceuticals are to suspend distribution of AstraZeneca’s own authorised generic and send a similar letter to customers who purchased that product.

The marketing and distribution of branded PULMICORT RESPULES is unaffected.

The TRO remains in force until further order of the Court.  A preliminary injunction hearing in this matter is scheduled to begin on Tuesday 25 November. The full court case is due to commence on 12 January 2009. AstraZeneca has full confidence in the strength of the patents protecting PULMICORT RESPULES and will continue to defend them vigorously.

AstraZeneca confirms that it continues to expect Core earnings per share in the range of $4.90 to $5.05 for the full year 2008. Actual performance within this range is dependent upon the performance of the business for the remainder of the year and further developments in the PULMICORT situation, including the outcome of the preliminary injunction hearing on 25 November 2008.

As a reminder, the company's full year guidance reflects actual results for the first nine months, combined with guidance for the fourth quarter based on the original assumptions for currency, being fourth quarter 2007 average exchange rates.

About Pulmicort Respules
PULMICORT RESPULES is a preventive, maintenance asthma medicine indicated for use in children 12 months to 8 years of age in the United States.  Full-year US sales for PULMICORT in 2007 totalled $964 million, about 90 percent of which is accounted for by PULMICORT RESPULES.  Patents covering PULMICORT RESPULES expire in 2018 with paediatric exclusivity extending to 2019.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.  For more Information visit www.astrazeneca.com

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Emily Denney	+1-302-885-3451

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

20 November 2008

- ENDS -

Item 8

ASTRAZENECA PROVIDES UPDATE ON AGREEMENT WITH
ABRAXIS BIOSCIENCE FOR CO-PROMOTION OF ABRAXANE IN THE US

On 19 November 2008, AstraZeneca entered into an agreement with Abraxis BioScience, LLC, under which, subject to the satisfaction of terms and conditions thereof, Abraxis would re-acquire exclusive rights to market ABRAXANE in the United States.

Under the agreement, the board of Abraxis’ parent will consider ending the Co-Promotion Agreement between 1 January and 5 January 2009, and if board approval is procured, the end of the Co-Promotion Agreement will be effective on the date of AstraZeneca’s timely receipt of notice of such board approval.  If board approval is obtained, Abraxis will pay AstraZeneca a $268 million fee on 31 March 2009.  If board approval is not obtained, then the Co-Promotion Agreement will continue with an amended commission to AstraZeneca of 50%.

AstraZeneca will continue to promote ABRAXANE until AstraZeneca receives timely confirmation that the board of directors of Abraxis’ parent has approved ending the Co-Promotion Agreement.

- Ends -

25 November 2008

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.  For more Information visit www.astrazeneca.com

Broadcast quality footage is available to download from the Media section of our website at:

http://br.thenewsmarket.com/Astrazeneca/br/Login/LoginPreRegistration.aspx
Journalists will be required to register to access this feature.

Item 9

ASTRAZENECA SETTLES US PULMICORT RESPULES PATENT LITIGATION WITH TEVA

AstraZeneca today announced it has entered into a settlement agreement in its Pulmicort Respules patent infringement litigation against Ivax Pharmaceuticals, Inc., a wholly owned subsidiary of Teva Pharmaceuticals USA.

The agreement settles the patent infringement litigation filed by AstraZeneca following Teva’s submission to the United States Food & Drug Administration of an Abbreviated New Drug Application for a generic version of Pulmicort Respules.  Under the settlement agreement, Teva concedes that the patents asserted by AstraZeneca in the patent litigation are valid and enforceable.  Teva also concedes that its generic version of Pulmicort Respules infringes AstraZeneca’s patents.

The settlement agreement will allow Teva to commence sales of budesonide inhalation suspension, a generic version of Pulmicort Respules, under an exclusive license from AstraZeneca beginning 15 December 2009. AstraZeneca will receive a significant undisclosed royalty on sales of Teva's product, with a marked step down in payments if additional at-risk generic products enter the marketplace. Teva also agrees to pay AstraZeneca an undisclosed sum in respect of damages resulting from the unauthorised launch of its generic budesonide inhalation suspension product on 18 November 2008.  Except as described, the terms of the settlement are confidential.

The agreement releases Teva from all past US sales of its generic budesonide inhalation suspension and provides that any product already shipped by Teva will remain in the market to be further distributed and dispensed.

AstraZeneca intends to continue to sell Pulmicort Respules, even after the licensed entry of Teva’s product in December 2009. However, the separate agreement between AstraZeneca and Par Pharmaceuticals to make available an authorized generic version of Pulmicort Respules will be discontinued.

AstraZeneca and Teva have filed a Consent Judgment with the US District Court for the District of New Jersey reflecting the terms of the settlement agreement. With the Court now having entered the Consent Judgment, the settlement agreement is final, and the patent infringement litigation against Teva has been dismissed.

With this announcement AstraZeneca confirms that it continues to expect Core earnings per share in the range of $4.90 to $5.05 for the full year 2008. Actual performance within this range is dependent upon the performance of the business for the remainder of the year, including the potential negative impact on sales of Pulmicort Respules from Teva’s generic product and the small amount of authorised generic already in trade channels. AstraZeneca will address the 2009 outlook for Pulmicort Respules as part of the full year 2009 guidance in January.

As a reminder, the company’s full year guidance reflects actual results for the first nine months, combined with guidance for the fourth quarter based on the original assumptions for currency, being fourth quarter 2007 average exchange rates.

“This agreement provides increased certainty and stability in our business and a clearer backdrop for our investment decisions while re-affirming the strength of our intellectual property,” said David Brennan, Chief Executive Officer of AstraZeneca.

AstraZeneca’s Pulmicort Respules patent infringement litigation against Breath Limited remains ongoing.  In compliance with the Medicare Modernization Act of 2003, AstraZeneca will file all of the above agreements with the United States Federal Trade Commission and the United States Department of Justice.

AstraZeneca’s patents protecting Pulmicort Respules have expiration dates that extend through 2018, with pediatric exclusivity through 2019.

About Pulmicort Respules
PULMICORT RESPULES is a preventive, maintenance asthma medicine indicated for use in children 12 months to 8 years of age in the United States.  Full-year US sales for PULMICORT in 2007 totalled $964 million, about 90 percent of which is accounted for by PULMICORT RESPULES.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index. For more information visit www.astrazeneca.com

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

- Ends -

26 November 2008

Item 10

MEDIMMUNE RECEIVES FDA COMPLETE RESPONSE LETTER ON MOTAVIZUMAB

AstraZeneca today announced that MedImmune, its wholly owned biologics business, has received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) asking for additional information on motavizumab. The CRL is in connection with the Biologics License Application (BLA) for motavizumab for the prevention of serious respiratory syncytial virus (RSV) disease, which was submitted on 30 January 2008. Motavizumab is an investigational monoclonal antibody (MAb).

MedImmune is confident that it can respond to the outstanding questions and, based on the company’s current understanding, does not foresee a need to conduct further trials. MedImmune will continue discussions with the FDA reviewers and, subject to this dialogue, currently expects to resubmit in the first half of 2009.

An update to AstraZeneca investors on progress will be provided when appropriate.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services.  AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.  For more information about AstraZeneca, visit www.astrazeneca.com

About MedImmune
MedImmune is a leading innovation-focused biotechnology company whose mission is to provide better medicines to patients, new medical options for physicians and rewarding careers to employees.  Dedicated to advancing science and medicine to help people live better lives, the company is focused on infection, oncology, respiratory disease and inflammation, cardiovascular/ gastrointestinal disease and neuroscience.  Headquartered in Gaithersburg, Maryland, MedImmune has approximately 3,000 employees worldwide and is the wholly owned biologics business for AstraZeneca PLC.  For more information, visit MedImmune's website at www.medimmune.com.

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 207 304 5033 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

28 November 2008
- Ends

Item 11

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 28 November 2008 the issued share capital of AstraZeneca PLC with voting rights is 1,447,095,729 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,447,095,729.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
28 November 2008